Exhibit 21.1
HYZON MOTORS INC.

LIST OF SUBSIDIARIES

(As of December 31, 2023)

Entity	Jurisdiction of Incorporation or Organization
Hyzon Motors USA Inc.	Delaware
Hyzon Zero Carbon, Inc.	Delaware
Hyzon Motors Fleet LLC	Delaware
Hyzon Motors Australia PTY LTD	Australia
Hyzon Motors Europe B.V.	Netherlands
Hyzon Motors Innovation GmbH	Germany
Hyzon Motors PTE. LTD.	Singapore
Hyzon Motors Technology (Shanghai) Co., Ltd.	China
Foshan Hyzon New Energy Technology Co., Ltd.	China